 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Voelker David R. (Last) (First) (Middle) 650 Poydras Street, Suite 2710 (Street) New Orleans Louisiana 70130 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Stone Energy Corporation (SGY) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for (Month/Day/Year) February 20, 2003 5. If Amendment, Date of Original (Month/Day/Year) _______
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

             X        Director                           10% Owner
                       Officer                             Other (specify below)
(give title below)

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount | (A)/(D) | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock		|	| |	41,664	D
Common Stock	02/20/03	S |	30,000 | D | $32.7137	264,970	I	(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Voelker, David - August 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5) (A) | (D)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title | Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Nonemployee Director's Option (Right to Buy)	$42.96		|	|	(1) | 05/16/07	Common Stock | 5,000		5,000	D
Nonemployee Director's Option (Right to Buy)	$54.375		|	|	(1) | 05/17/06	Common Stock | 5,000		5,000	D
Nonemployee Director's Option (Right to Buy)	$58.15625		|	|	(1) | 05/18/05	Common Stock | 5,000		5,000	D
Nonemployee Director's Option (Right to Buy)	$37.00		|	|	(1) | 05/11/04	Common Stock | 5,000		5,000	D
Nonemployee Director's Option (Right to Buy)	$37.00		|	|	(1) | 05/14/03	Common Stock | 5,000		5,000	D

Explanation of Responses :

(1)	Option to buy exercisable in annual increments of one-third beginning on the first anniversary of the date of grant.
(2)	Owned by Frantzen/Voelker Investments, L.L.C., in which reporting person has an ownership.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ David R. Voelker February 21, 2003 ________________________________ ___________________________ ** Signature of Reporting Person Date Name: David R. Voelker Page 2 SEC 1474 (3-99)